UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Golden Minerals Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title Class of Securities)

381119106
(CUSIP Number)

Robert L. Harteveldt

Trishield Capital Management LLC

540 Madison Avenue, 14th Floor

New York, New York 10022
(212) 256-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street – 15th Floor

Stamford, CT  06901-2048

(203) 325-5000

December 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1

NAME OF REPORTING PERSON: Trishield Partners LLC

I.R.S. Identification No. of Above Person (Entities Only): 46-2614167

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,896,179
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,896,179

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,896,179

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.4%

14

TYPE OF REPORTING PERSON:

OO

CUSIP No. 381119106

1

NAME OF REPORTING PERSON: Trishield Capital Management LLC

I.R.S. Identification No. of Above Person (Entities Only): 30-0514204

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,896,179
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,896,179

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,896,179

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.4%

14

TYPE OF REPORTING PERSON:

OO

CUSIP No. 381119106

NAME OF REPORTING PERSON: Trishield Special Situations Fund LLC

I.R.S. Identification No. of Above Person (Entities Only):  26-2006621

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ITEMS 2(D) OR 2(E)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 1,896,179
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 1,896,179

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,896,179

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES      [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.4%

14

TYPE OF REPORTING PERSON:

OO

Item 1.

Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of Golden Minerals Company, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 350 Indiana Street, Suite 800, Golden, Colorado  80401.

Item 2.

Identity and Background.

(a)

The persons filing this Statement are (i) Trishield Partners LLC ("Trishield Partners"), (ii) Trishield Capital Management LLC ("Trishield Capital") and (iii) Trishield Special Situations Fund LLC ("Trishield Fund" and collectively with Trishield Partners and Trishield Capital, the "Reporting Persons") with respect to the securities of the Issuer.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

(b)

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 540 Madison Avenue, 14th Floor, New York, New York  10022.

(c)

Trishield Fund is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.  Trishield Fund is principally engaged in the business of purchasing, holding and selling securities and other investment products.  Alan Jeffrey Buick Jr. and Robert L. Harteveldt are the managing members of each of Trishield Partners and Trishield Capital. Trishield Partners is the managing member of Trishield Fund.  Trishield Capital is the investment manager of Trishield Fund.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding in the past five (5) years (excluding traffic violations or similar misdemeanors, if any).

(e)

During the past five (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

The 1,896,179 Shares reported herein as being currently beneficially owned by the Reporting Persons were acquired via open market purchases.

All Shares held by Trishield Fund were acquired with Trishield Fund’s equity capital.

Item 4.

Purpose of Transaction.

The Reporting Persons acquired the Shares beneficially owned by them for the purpose of acquiring a significant equity position in the Issuer.

The dispositions of the Shares by the Reporting Persons reflected in Item 5 were executed as a part of the Reporting Persons’ internal year-end tax planning strategies.

The Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Also, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, board composition (which could include the idea that a representative(s) of the Reporting Persons be nominated or elected to the board of directors of the Issuer) and management.  The Reporting Persons may discuss ideas that are consistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives.  The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.  In particular, the Reporting Persons may in the future suggest that the board of directors of the Issuer consider strategic alternatives, including any of the foregoing actions.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer.

(a)

As of December 18, 2013, each Reporting Person beneficially owned 1,896,179 Shares, which represented 4.4% of the outstanding Shares, based upon 43,218,333 Shares outstanding as of November 6, 2013, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of December 18, 2013.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  1,896,179

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  1,896,179

(c)

The following sale transactions, each an open market transaction in the Shares, have been effected by Trishield Fund predominantly for internal tax year-end planning purposes over the last 60 days:

Share Sales

Trade Date

Price

Quantity

11/04/2013

$0.69

21,700

11/07/2013

$0.54

9,614

11/08/2013

$0.51

3,100

11/11/2013

$0.51

22,725

11/12/2013

$0.51

38,655

11/13/2013

$0.52

3,789

11/14/2013

$0.52

60,400

11/15/2013

$0.55

55,765

11/18/2013

$0.55

100,000

11/22/2013

$0.54

22,100

12/02/2013

$0.52

6,300

12/04/2013

$0.51

3,600

12/10/2013

$0.52

31,280

12/11/2013

$0.52

6,400

12/12/2013

$0.47

42,900

12/16/2013

$0.46

47,528

12/17/2013

$0.44

248,002

(d)

Except as set forth in this Item 5, no other person other than each respective owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)

On December 16, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this filing), which agreement is deemed attached hereto as Exhibit A.

Item 7.

Material to Be Filed as Exhibits.

Exhibit A

Agreement of Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2013

TRISHIELD PARTNERS LLC By: /s/ Robert L. Harteveldt Name: Robert L. Harteveldt Title: Managing Member

TRISHIELD CAPITAL MANAGEMENT LLC By: /s/ Robert L. Harteveldt Name: Robert L. Harteveldt Title: Chief Executive Officer
TRISHIELD SPECIAL SITUATIONS FUND LLC By: Trishield Partners LLC, its managing member By: /s/ Robert L. Harteveldt Name: Robert L. Harteveldt Title: Managing Member

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934 as two or more persons with respect to the same securities (17 C.F.R. §240.13d-1(k)).

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto with respect to the Issuer.

Dated: December 18, 2013

TRISHIELD PARTNERS LLC By: /s/ Robert L. Harteveldt Name: Robert L. Harteveldt Title: Managing Member

TRISHIELD CAPITAL MANAGEMENT LLC By: /s/ Robert L. Harteveldt Name: Robert L. Harteveldt Title: Chief Executive Officer
TRISHIELD SPECIAL SITUATIONS FUND LLC By: Trishield Partners LLC, its managing member By: /s/ Robert L. Harteveldt Name: Robert L. Harteveldt Title: Managing Member